Ceasing Control of Credit Suisse Multialternative Strategy Fund A

As of April 30, 2014, Pershing ("Shareholder") owned 11,147 shares of the Fund, which represented 30.18% of the outstanding shares and BB&T Securities owned 9,570 shares of the Fund, which represented 25.91% of the Fund. As of April 30, 2015, Charles Schwab & Co owned 13,181 shares of Fund, which represented 38.87% of the outstanding shares and BB&T Securities LLC owned 9,826 shares of the Fund, which represent 28.98% of the outstanding shares. Accordingly, Pershing has ceased to be a controlling person of the Fund.


Obtaining Control of Credit Suisse Multialternative Strategy Fund C

As of April 30, 2014, Pershing ("Shareholder") owned 161,045 shares of the Fund, which represented 96.89% of the outstanding shares. As of April 30, 2015 Pershing LLC owned 115,103 shares of the Fund, which
represented 92.27% of the outstanding shares.    Accordingly,
Shareholder has continues to be a controlling person of the Fund.